Exhibit 15.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
China Index Holdings Limited:

We consent to the incorporation by reference in the registration statement (No. 333-237917) on Form S-8 of China Index Holdings Limited of our report dated April 30, 2020, with respect to the combined and consolidated balance sheets of China Index Holdings Limited and subsidiaries as of December 31, 2018 and 2019, the related combined and consolidated statements of comprehensive income, equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes, which report appears in the December 31, 2019 annual report on Form 20-F of China Index Holdings Limited.

Our report contains an explanatory paragraph that states that combined financial statements, constituting the periods prior to June 11, 2019, include Fang Holdings Limited’s (“Fang”) real estate information, analytics and marketplace services business and have been derived from the consolidated financial statements and underlying accounting records of Fang. The combined financial statements also include expense allocations for certain functions historically provided by Fang. These allocations may not be indicative of the actual expenses which would have been incurred had the Company operated as a separate entity apart from Fang prior to June 11, 2019.

Our report also refers to a change in the method of accounting for revenue recognition as of January 1, 2018 and a change in the method of accounting for leases as of January 1, 2019.

/s/ KPMG Huazhen LLP

Beijing, China
April 30, 2020